

October 31, 2012

Via Email
Mr. Christopher Lindop
Chief Financial Officer
Haemonetics Corporation
400 Wood Road
Braintree, MA 02184

> **Re: Haemonetics Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed May 22, 2012**
> **Amendment No. 1 to Form 8-K dated August 7, 2012**
> **Filed October 9, 2012**
> **File No. 001-14041**

Dear Mr. Lindop:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 1. Business

Significant Customers, page 7

1.   Please tell us and revise future filings as appropriate to disclose the name and the relationship, if any, with Haemonetics, of the global healthcare customer you refer to as "Customer B." Refer to Item 101(c)(1)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

2.   We note your CEO's reference to the portion of your plasma business under contract in your April 30, 2012 conference call. Please tell us where you disclose these trends in your filing and the related effects on your business. Also tell us the amount of the price decreases in recent contract renewals that you mention on page 26.

Financial Summary, page 23

3.   We note your disclosure here regarding a "quality matter" with your High Separation Core Bowl. Please provide us more details regarding the nature and effect of the matter, including the basis for your statement in your latest 10-Q that you do not expect to record additional material claims or insurance recoveries related to this matter. Also address in your response (1) the extent to which the matter affects product sales, customer or distributor relationships, and regulatory status, (2) the similarities and differences between this matter and the matter affecting the OrthoPAT, and (3) why you believe you need not disclose additional detail regarding the matter either as a known trend or otherwise.

Financial Statements, page 41

Note 14. Retirement Plans, page 65

4.   We see that during fiscal 2012 you determined that the plan for your employees in Switzerland was a defined benefit plan rather than a defined contribution plan. We also see that your accounting reflects this change in 2012, but you did not update prior periods. Please tell us your consideration as to whether this is the correction of an error and why you do not believe retrospective application to prior periods is required.

Exhibits, page 83

5.   It is unclear where you have filed the document that you identify as exhibit 3.D. In this regard, please note that Regulation S-K Item 601(b)(3) requires that, when you file an amendment to your articles of incorporation, you should file a complete copy of the articles of incorporation as amended without requiring investors to piece together documents from multiple filings to assemble your charter. Please tell us where you have complied with this requirement.

6.   Please tell us where you have filed the definitive purchase agreement with Hemerus Medical, LLC.

Amendment No. 1 to Form 8-K dated August 7, 2012

Exhibit 99.1

Note 2. Basis of Presentation

7.   We note that the whole blood business' results for the three months ended April 30, 2012 have been derived by dividing the results of the nine months ended April 30, 2012 by 3. Please explain why you did not use the actual results for the three months ended April 30, 2012. Discuss how you considered Rule 11-02 of Regulation S-X. Please also explain how you determined the whole blood business' results for the three months ended July 31, 2011.

8.   With respect to adjustment (I), related to the additional cost to operate the expanded company, we note that because the whole blood business operated as a product line within a division of Pall Corporation certain support functions performed by division or corporate functions were not included in the historical financial statements. As a result, you believe you will be required to make additional investments in infrastructure costs to replicate support functions provided by Pall Corporation and you estimated those incremental selling, general and administrative expenses. Please tell us why you believe these estimates are reliably determinable. Refer to Rule 11-02 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares, at (202) 551-3580, or Russ Mancuso, Branch Chief, at (202) 551-3617 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant